Filed by Capitol Acquisition Holding Company Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Capitol Acquisition Corp. III
Commission File No.: 001-37588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2017

CAPITOL ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37588	47-4510443
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

509 7th Street, N.W. Washington, D.C.	20004
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 202-654-7060

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On March 19, 2017, Capitol Acquisition Corp. III, a Delaware corporation (“Capitol”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Capitol, Capitol Acquisition Holding Company Ltd., an exempted company incorporated in the Cayman Islands with limited liability and wholly-owned subsidiary of Capitol (“Holdings”), Capital Acquisition Merger Sub, Inc., a Delaware limited liability company and wholly-owned subsidiary of Holdings (“Merger Sub”), Canyon Holdings (Cayman) L.P., a Cayman Islands exempted limited partnership (“Cision Owner”), and Canyon Holdings S.a r.l., a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 6D, L-2633 Senningerberg, Grand Duchy of Luxembourg and registered with the RCS under number B 184599 (“Cision”).

Pursuant to the Merger Agreement, a business combination between Capitol and Cision will be effected through a “contribution and exchange” pursuant to which Cision will be contributed to Holdings in exchange for 82,100,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Holdings, and 2,000,000 warrants to purchase Ordinary Shares of Holdings (“Holdings Warrants”). Following such contribution and exchange, Merger Sub will merge with and into Capitol, with Capitol surviving such merger as a wholly-owned subsidiary of Holdings (the “Merger”). Holdings intends to apply to list the Ordinary Shares and Holdings Warrants on the Nasdaq Stock Market in connection with the closing of this transaction. In connection with the Merger, the stockholders of Capitol will receive Ordinary Shares, and warrants to purchase Capitol’s common stock (“Capitol Warrants”) will become exercisable to purchase Ordinary Shares in accordance with the terms of such warrants. The directors and officers of Capitol (or their affiliates) and certain other holders of common stock of Capitol (collectively, the “Sponsors”) will also forfeit a certain number of Capitol Warrants at Closing, and an equal number of Holdings Warrants will be issued to Cision Owner in connection with the transaction. Cision Owner and current management of Cision will retain 100% of their equity in the combined company. If no Capital stockholders elect to redeem their shares, at the closing of the contemplated transaction, Cision Owner (and certain of its affiliates) will hold approximately 68% of the issued and outstanding Ordinary Shares and current stockholders of Capitol will hold approximately 32% of the issued and outstanding Ordinary Shares. Cision Owner will also receive “earnout shares” totaling up to 6 million Ordinary Shares, issued in 2 million increments when Holding’s stock price reaches $13.00, $16.00 and $19.00 per share. In addition, under the circumstances described below under “Sponsor Support Agreement”, Cision Owner may be entitled to receive additional Ordinary Shares and Holdings Warrants.

Cision is a leading global provider of cloud-based earned media solutions. Cision delivers a sophisticated, easy-to-use platform for communicators to reach relevant media influencers and craft compelling campaigns that impact customer behavior. With rich monitoring and analytics, the Cision Communications Cloud™ arms brands with the insights they need to link their earned media to strategic business objectives, while aligning it with owned and paid channels. This platform enables companies and brands to build consistent, meaningful and enduring relationships with influencers and buyers in order to amplify their marketplace influence.

The proposed transaction is expected to be consummated by June 30, 2017, after the required approval by the stockholders of Capitol and the fulfillment of certain other conditions.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as an exhibit hereto and incorporated herein by reference.

2

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real and personal property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation and (n) regulatory matters.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of the business prior to consummation of the transaction and efforts to satisfy conditions to consummation of the transactions.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for Capitol and Cision to cooperate in the preparation of the Form S-4 and Proxy Statement required to be filed in connection with the contemplated transactions.

Conditions to Closing

General Conditions

Consummation of the proposed transaction is conditioned on the Capitol stockholders approving such transaction by a majority of the outstanding shares of Common Stock present and entitled to vote, and Capitol having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining after the closing.

In addition, the consummation of the transactions contemplated by the Merger Agreement is conditioned upon, among other things, (i) no order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions shall be in force, (ii) all necessary permits, approvals, clearances, and consents of or filings with any governmental authorities shall have been obtained or made, as applicable, and the completion of necessary proceedings, (iii) the memorandum and articles of association of Holdings shall have been amended and restated in an agreed upon form, and (iv) the Form S-4 of Holdings with respect to the registration of Ordinary Shares and warrants of Holdings shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended, no stop order shall have been issued by the Securities and Exchange Commission (the “SEC") which remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

Capitol’s Conditions to Closing

The obligations of Capitol, Holdings and Merger Sub to consummate the transactions contemplated by the Merger Agreement are also conditioned upon, among other things, there being no material adverse change affecting Cision.

Cision’s and Cision Owner’s Conditions to Closing

The obligations of Cision to consummate the transactions contemplated by the Merger Agreement also are conditioned upon, among other things:

•	Holdings executing the Registration Rights Agreement (defined below);

3

•	Holdings executing the Nominating Agreement (defined below);

•	certain covenants required under the Sponsor Support Agreement (defined below) shall have been performed in all material respects by the applicable parties thereto;

•	the Ordinary Shares to be issued pursuant to the Merger Agreement shall have been approved for listing on Nasdaq; and

•	the amount of cash available to be released from the Trust Account of Capitol (subject to adjustment for (i) certain payments made as a result of any redemptions or conversions of the common stock of Capitol in connection with the transaction and (ii) certain expenses incurred by Capitol and Cision in connection with the transaction) shall not be less than $225,000,000.

Waivers

If permitted under applicable law, either Capitol or Cision Owner may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the merger agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Capitol’s current amended and restated certificate of incorporation, Capitol cannot consummate the proposed transaction if it has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the closing.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing, as follows:

(i)	by mutual written consent of Capitol and Cision;

(ii)	by either Capitol or Cision if the transactions are not consummated on or before October 19, 2017 (or December 19, 2017 if a later date is approved by the stockholders of Capitol);

(iii)	by either Capitol or Cision if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and nonappealable;

(iv)	by either Capitol or Cision if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach; or

(v)	by either Capitol or Cision if, at the Capitol stockholder meeting, the transaction shall fail to be approved by holders of Capitol’s outstanding shares.

4

Registration Rights

Cision’s stockholders, an affiliate of Mark D. Ein, Capitol’s Chief Executive Officer, and an affiliate of L. Dyson Dryden, Capitol’s Chief Financial Officer, will be granted certain rights, pursuant to a registration rights agreement (“Registration Rights Agreement”), to request registration for resale under the Securities Act of 1933, as amended, of shares of Ordinary Shares of Holdings received by them in the transactions subject to certain conditions set forth in the Registration Rights Agreement to be entered into.

Nominating Agreement

Cision Owner will be granted certain rights to nominate members of the board of Holdings following the transaction, pursuant to a nominating agreement (the “Nominating Agreement”), subject to certain conditions set forth in the Nominating Agreement to be entered into.

Sponsor Support Agreement

The Sponsors have entered into a support agreement, dated as of March 19, 2017, with Capitol, Holdings, Cision and Cision Owner (the “Sponsor Support Agreement”), pursuant to which they have agreed to comply with the provisions of the Merger Agreement applicable to such Sponsors as well as the covenants set forth in the Sponsor Support Agreement, including voting all shares of common stock of Capitol beneficially owned by such Sponsors in favor of the transactions contemplated by the Merger Agreement. The Sponsor Support Agreement also provides that, at the Closing, the Sponsors and the Cision Owner may forego a portion of the Ordinary Shares and Holdings Warrants that they would otherwise receive at Closing, which Ordinary Shares and Holdings Warrants will be retained by Holdings and issued to the Sponsors and the Cision Owner no later than one year following the closing of the transaction.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is the press release issued by the parties related to the proposed transaction.

Investor Meetings

Attached as Exhibit 99.2 to this Report is the form of investor presentation to be used by Capitol in presentations to certain of its stockholders and other persons interested in purchasing shares of common stock, par value $0.0001 per share, of Capitol.

Employee Communications, Employee FAQ and Blog Post

Attached as Exhibit 99.3 to this Report is the form of employee communications and frequently asked questions and answers, which Cision intends to circulate to its employees in connection with the announcement of the transaction, and a form of Blog Post, which Cision intends to post to its website in connection with the announcement of the transaction.

Cision Sales FAQ and Customer Communications

Attached as Exhibit 99.4 to this Report are the materials that Cision intends to circulate to its customers in connection with the announcement of the transaction, including a form of customer communication and outreach e-mail, as well as frequently asked questions and answers.

5

Additional Information

COMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K, CAPITOL INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CAPITOL’S SECURITIES, IN CONNECTION WITH THE PROPOSED TRANSACTION WITH CISION, AS DESCRIBED IN THIS REPORT. THIS CURRENT REPORT ON FORM 8-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CAPITOL AND CISION AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF CAPITOL’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTION OF CAPITOL’S DIRECTORS AND OFFICERS IN CAPITOL’S FILINGS WITH THE SEC, INCLUDING CAPITOL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016, WHICH WAS FILED WITH THE SEC ON MARCH 10, 2017. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO CAPITOL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE REGISTRATION STATEMENT THAT CAPITOL INTENDS TO CAUSE THE COMPANY TO FILE WITH THE SEC.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND CISION ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT, PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT CAPITOL AND CISION ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY CAPITOL AND/OR CISION WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON CAPITOL’S WEBSITE AT WWW.CAPITOLACQUISITION.COM OR BY DIRECTING A WRITTEN REQUEST TO CAPITAL ACQUISITION CORP. III, 509 7TH STREET NW, WASHINGTON D.C. 20004 OR BY EMAILING INFO@CAPITOLACQUISITION.COM; AND/OR ON CISION’S WEBSITE AT WWW.CISION.COM OR BY DIRECTING A WRITTEN REQUEST TO CISION, 130 EAST RANDOLPH ST. 7TH FLOOR, CHICAGO, IL 60601 OR BY EMAILING ASKCISION@CISION.COM.

6

SOME OF CISION’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN AND IN THE EXHIBITS HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION (EBITDA) NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). ACCORDINGLY, SUCH INFORMATION AND DATA WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN CAPITOL’S PROXY STATEMENT TO SOLICIT STOCKHOLDER APPROVAL OF THE PROPOSED TRANSACTION. CAPITOL AND CISION BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF CISION TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE.

THE FINANCIAL PROJECTIONS INCLUDED IN THIS REPORT AND THE EXHIBITS HERETO ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND CAPITOL’S AND CISION’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, CAPITOL AND CISION BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS REPORT AND THE EXHIBIT HERETO SHOULD NOT BE REGARDED AS AN INDICATION THAT CAPITOL AND CISION, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

This report and the exhibits hereto are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CAPITOL or CISION, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This report and the exhibits hereto include “forward-looking statements”. CISION’S actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

7

NEITHER CAPITOL NOR CISION UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE: CISION’S ABILITY TO EXECUTE ON ITS PLANS TO DEVELOP AND MARKET NEW PRODUCTS AND THE TIMING OF THESE DEVELOPMENT PROGRAMS; CISION’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY; CISION’S ESTIMATES OF THE SIZE OF THE MARKETS FOR ITS SOLUTIONS; THE RATE AND DEGREE OF MARKET ACCEPTANCE OF CISION’S SOLUTIONS; THE SUCCESS OF OTHER COMPETING TECHNOLOGIES THAT MAY BECOME AVAILABLE; THE IMPACT OF FOREIGN CURRENCY EXCHANGE RATE AND INTEREST RATE FLUCTUATIONS ON CISION’S RESULTS; CISION’S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; THE VALUATION OF CISION’S DEFERRED TAX ASSETS; CISION’S ESTIMATES REGARDING ITS CAPITAL REQUIREMENTS; CISION’S ABILITY TO IDENTIFY AND INTEGRATE ACQUISITIONS; THE PERFORMANCE AND SECURITY OF CISION’S SERVICES; RELIANCE ON THIRD PARTY HARDWARE, SOFTWARE AND PLATFORM PROVIDERS; DEPENDENCY ON THE DEVELOPMENT AND MAINTENANCE OF THE INFRASTRUCTURE OF THE INTERNET; POTENTIAL LITIGATION INVOLVING CAPITOL OR CISION; AND GENERAL ECONOMIC AND MARKET CONDITIONS IMPACTING DEMAND FOR CISION’S SERVICES. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTION DOES NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN CAPITOL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN CAPITOL.

Additional information concerning these and other risk factors WILL BE contained in CAPITOL’s filings with the SEC. All subsequent written and oral forward-looking statements concerning CAPITOL and CISION, the PROPOSED transaction or other matters and attributable to CAPITOL and CISION or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither CAPITOL nor CISION undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based, EXCEPT AS REQUIRED BY APPLICABLE LAW.

THIS CURRENT REPORT AND THE EXHIBITS HERETO SHALL NEITHER CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

8

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit        Description

2.1	Agreement and Plan of Merger, dated as of March 19, 2017, by and among Capitol Acquisition Corp. III, Capitol Acquisition Holding Company Ltd., Capital Acquisition Merger Sub, Inc., Canyon Holdings (Cayman) L.P. and Canyon Holdings S.a r.l. *
99.1	Press release dated March 20, 2017
99.2	Investor Presentation
99.3	Employee Communication, FAQ and Blog Post
99.4	Customer Communication, E-mail Template and Sales FAQ

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Capitol agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 20, 2017

CAPITOL ACQUISITION CORP. III

By: /s/ Mark D. Ein

Name: Mark D. Ein

Title: Chief Executive Officer

10